__________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 22 October 2004

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

22 October 2004

To:	Australian Stock Exchange	cc:	New York Stock Exchange
	Companies Announcements Office		Swiss Stock Exchange
Johannesburg Stock Exchange
	London Stock Exchange		Deutsche Bank
Companies Announcements Office

For Announcement to the Market

In accordance with Listing Rules 3.13.3 of the Australian Stock Exchange, please find attached addresses to shareholders at BHP Billiton Limited's Annual General Meeting currently being delivered by the Chairman and the Chief Executive Officer.

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meeting will be determined by polls. The poll results will not be known until the conclusion of BHP Billiton Plc's Annual General Meeting which will be held in London on 25 November 2004. The results will then be communicated to the market.

Yours sincerely
K J Wood
Company Secretary

BHP Billiton Limited 2004 AGM

22 October 2004

DON ARGUS, CHAIRMAN, BHP BILLITON

Good morning.

My name is Don Argus, and I will Chair today's meeting. Welcome to the 2004 annual general meeting of BHP Billiton.

Today is something of an historic occasion for us.

This is the first annual general meeting of BHP Billiton to be held in Sydney and it is nearly 120 years since BHP first started its operations. Those operations were of course at Broken Hill in New South Wales.

Today, New South Wales is as important to us as it was then.

Around 100 thousand shareholders live here and I'm glad so many of you took the trouble to join us here this morning.

I propose to take the Notice as read. If you need a copy of the Notice, please ask one of the attendants. Minutes of our last meeting are available for inspection in the registration area outside.

Let me now introduce your directors. You can read full details of their backgrounds and qualifications in the Annual Report.

On your far right is Mike Salamon, an executive Director and Group President Non-Ferrous Materials. Next to Mike is David Jenkins then Michael Chaney, David Crawford, John Buchanan and Chip Goodyear, also an executive Director and of course our Chief Executive Officer.

On my left is our Company Secretary, Karen Wood. Karen is sitting next to Chris Lynch, our Chief Financial Officer; next to Chris is our Chief Legal Counsel, John Fast, then John Schubert, Lord Renwick and Dave Brink.

Also here this morning are representatives from the Group's external auditors, KPMG. We have Peter Nash, Michael Andrew and Bill Stevens.

Let me now run through today's agenda.

I would like to talk briefly about the financial results for the 2004 year, a year in which BHP Billiton more than delivered on all the commitments we made to you when you voted on the merger just three years ago.

After such a strong performance, particularly in the resources industry, the question everyone rightly asks is "can you sustain this level of performance?"

I'll ask our Chief Executive Officer, Chip Goodyear, to address that by talking about the operations, how they are performing, our growth pipeline and what areas of the business you can expect to see expand.

After Chip's presentation, I'll take questions from shareholders before we proceed with the formal items of business.

At the end of the meeting, the directors and the management team would like you to join us for some light refreshments.

Turning to the results. At the outset I remind you that all references to dollar figures are in US dollars unless otherwise stated. As you know, we operate and report in US dollars so Chip and I will remain consistent with that today.

In 2004, BHP Billiton delivered on the commitments we made to you at our merger meeting in 2001. This year's results demonstrated the significant potential that this unique company is yet to fully realise.

While I'm sure you've seen the details of the numbers in the annual report and in the media, let me take you through a few of the highlights.

  We had a record attributable profit of $3.5 billion, up by 83 per cent on 2003.
  We increased earnings before interest and income tax by 58 per cent to $5.5 billion.
  We increased available cash flow by 46 per cent to $5.2 billion.
  We returned more than $1.6 billion to our shareholders in dividends.
  As importantly, during 2004, we spent more than $1.7 billion on our long-term growth projects to ensure we maintain the momentum.
  We did all this while maintaining our single-A credit rating.

What you can see from the charts on the screen is that BHP Billiton has delivered sound, profitable growth over the last three years since the merger.

While the Board declared a final dividend of 9.5 cents per share, a full two-cents per share, or a 27 per cent increase over the final dividend last year, your overall payout for last year actually increased by 79 per cent.

That is because there were actually three dividend payments, totalling 26 cents a share, during the year. This was part of the realignment of our dividend declarations with our half and full-year results announcements.

Overall, the increase in the final dividend was the fifth consecutive increase. This demonstrates our progressive dividend policy and commitment to return value to shareholders when it makes sound economic sense.

Three weeks ago, the Board announced details of the first phase of a $2 billion capital management program.

What this means is that eligible shareholders will be able to participate in an off-market share buyback.

We believe this buy-back is the most efficient and value-enhancing way to return capital to all BHP Billiton shareholders around the world.

When we have completed the buy-back, the Board will consider alternatives for returning the balance of the $2 billion to shareholders within the next 12 months.

That could take the form of further share buy-backs in either BHP Billiton Plc or BHP Billiton Limited, or enhanced dividends.

In deciding how to return capital to shareholders, the Board has to balance the interests of all our shareholders around the world.

Nearly 60 per cent of the Group's total shares on issue are held outside Australia.

The off-market share buy-back creates value for all shareholders, whether you decide to participate or not.

By buying back our shares at a discount, and we're committed to a minimum five per cent discount, we can buy-back more shares than would be possible through an on-market buy-back. Through a reduction in the number of shares in the market, the value of the remaining shares is enhanced because the earnings, cash flow and return on equity on each share are increased.

Depending on your individual tax circumstances, some of you will see a real benefit in directly participating in the buy-back.

All of us on the Board and throughout the management team have a very clear sense of the trust that our shareholders place in us.

While we have over 330 thousand shareholders, most of our shares are held by large superannuation and investments funds. So we know that many millions of people around the world have placed their trust in us to protect their future.

After the dark days of the late nineties, I think all shareholders would take pride that the Board, Chip and his management team and all 35 thousand people at BHP Billiton have been able to turn around the business and present such an outstanding financial result for you.

As Chip said at the time we announced the 2004 profit, these results are the outcome of preparation meeting opportunity.

For the last six years, we have followed a deliberate and carefully executed strategy of value-building growth.

Many analysts who have followed resource stocks for any length of time have often complained that they have seen resource companies make great profits in good times and then waste that cash in unproductive capital projects.

There was often criticism that resource stocks struggled to generate a return above their weighted cost of capital.

Here you now have a company generating a return of 21.4 per cent on the capital invested and a pipeline of projects that enables us to approach the future with confidence.

Quite a remarkable story.

This is an industry, and we know this only too well from the old BHP, where it is possible to create significant value for shareholders but where shareholder value can also be significantly destroyed.

Under Chip's management, value-building growth is the product of a conscious, constantly monitored process, where success breeds success and value-builders control their own destiny.
So what is it that drives value growth?
Our BHP Billiton Charter states: "Our purpose is to create long-term value through the discovery, development and conversion of natural resources".

Most research suggests that a company's current earnings streams account for 20 per cent at most of a company's market value. The other 80 per cent comes from the expected profit growth over the coming years.

The extent of that future profit growth depends on three things:

  What is the expected revenue growth from the pipeline of projects being developed;
  What is the expected growth in production from existing operations and; finally
  What productivity gains can be made in the existing operations that will deliver more product at a lower cost.

In a few minutes, Chip will give you his views on our operations and where he sees growth coming from, both in relation to our existing operations and the opportunities we have for new projects.
Before he does, let's look at the value that has been created over the last five years.
You can see on this graph how BHP Billiton, since June 1999, outperformed the ASX200 index by 50 per cent as at the 30th June 2004, and by 79 per cent as at the end of September this year.
I regard October 1998 as the point when the future BHP Billiton started taking shape. If you invested A$1000 in BHP Limited then, that shareholding would be worth A$2,678 at yesterday's opening price.
This value includes the very successful demergers of Bluescope Steel and OneSteel, both of which have performed extremely well in their own right.
I have just talked about how BHP Billiton is making sure that shareholders benefit directly from the company's growth. But we have a broader responsibility.

As well as being shareholders, all of us have an increasingly strong interest in how the companies we invest in manage their social, community and environmental responsibilities and how they add value in these areas.

I hope that from the video screened at the opening of this meeting, you will have at least a fleeting impression of some of the remote regions and communities in which we operate. The difference between most companies and large resource companies is that we are a vital part of the fabric of these communities.

Increasingly, we are expanding our operations into parts of the world where local communities need support in health, education, local infrastructure and general improvement in living standards.

If we are to prove our worth to these local communities and make sure they value our presence, we need to do more than simply provide jobs and pay taxes.

Some part of this is financial. Each year we commit to a global target of one per cent of our annual pre-tax profit, on a rolling three-year average, to community programs.

What this means is that the more successful we are and the greater our profit, the more we put directly into the community.

In 2004, we actually spent 1.3 per cent or US$46.5 million.

But financial support is only part of the story.

Many, many BHP Billiton people around the world give their own time to health, safety, environment and community programs, some of them carrying out programs they have themselves developed.

I wish you could have been with us on Wednesday night. I know you would have felt proud, as I did.

On Wednesday, most of the directors and senior management team joined many BHP Billiton people from around the world for our annual Health, Safety, Environment and Community Awards.

These awards recognise those employees who are doing exceptional work in their local communities.

I'd like to welcome here today some of the award recipients and ask them to stand up so you can recognise them.

Joining us here today are:

Salvador Janne from Colombia

Louis Warren and his project partner Ross Wilson from Australia

Lydia van der Merwe from South Africa

John Woolfrey from Australia

Sheldon Narine from West Indies

Jonathan Deegan from USA

Humera Malik from Pakistan

I'm sure all of them would be happy to talk with you about their work over a cup of tea after the meeting and I'd encourage you to do so.

To give you an idea of the programs these employees have developed, I would like to now show you a video showcasing the winning projects.

As well as the recognition they've received through our awards, several of the programs that our people have been associated with have been commended by external groups. You can see more details of our major programs in our HSEC report on the website.

It's great to be able to celebrate these successes. Clearly though, we have some challenges ahead of us in the health, safety, environment and community area.

We take our commitment to Zero Harm very seriously. So all of us have been devastated by the 17 deaths across our operations during the year.

The death of each of those people had an incredible and enduring impact on their families, their workmates and the communities where they lived.

While an enormous effort has been made at every level of the business to make the workplace safer, all of us on the Board and every single manager has a renewed commitment to the only acceptable safety standard; that is Zero Harm.

We understand the responsibility we have to be a leader in the area of safety and the environment and I repeat our very strong commitment to achieving that.

Let me give you a brief view on how we see the year ahead.

As the IMF noted in its recent outlook, the performance of the global economy is at near three-decade highs with strong activity and low inflation.

Strong demand growth in the US and China has had flow on affects to the rest of the world. Europe, Japan and Asia have all been beneficiaries of the improvement in global trade, while commodity producing nations have benefited from stronger prices.

More recently, indicators point to an easing in growth across the world, as monetary and fiscal policies are tightened, there is slowing in economic activity in China from the frenetic pace of earlier in the year, and high oil prices begin to affect spending.

Nevertheless, providing countries can successfully manage these headwinds, a growing global economy, in particular the ongoing development of China, India and other key emerging economies, continue to support the near term outlook for commodities.

I will now ask Chip to talk to you about the operations during the year and how he sees our growth prospects.

CHIP GOODYEAR, CHIEF EXECUTIVE OFFICER, BHP BILLITON

Thank you Don and good morning. Before I make a few comments on our operating and financial results, I would like to reiterate what Don has said about our safety performance and particularly the level of fatalities in FY2004.

We had 17 fatalities in operations controlled by us.

These outcomes are a tragedy for the individuals' families, their work associates, their communities and for BHP Billiton. And it's bad business. Regardless of the financial outcomes, we simply will not be a world-class company until we are well on the path to achieving our target of Zero Harm.

We have undertaken a number of steps that have been led by senior management, including a program to enforce our operating discipline, and are confident that we will make solid progress on this in the current financial year and in the years to come.

To be fair to the organisation, there were a number of positive outcomes in the Health, Safety, Environment and Community area including a decrease in our injury frequency rates; we saw work-related illnesses decreasing by 13 percent and we generated 12 percent less hazardous waste year over year.

In addition, our assets received numerous safety awards and we received international recognition for a number of our programs including the

Business Excellence for Innovation Award from the Global Business Coalition on HIV/AIDS which was awarded in Berlin earlier this year.

Unfortunately, none of this mitigates even one of the fatalities. We must strive to continuously improve our performance in this critical area of our business.

Moving to our operational and financial results, Earnings Before Interest and Tax, excluding exceptional items, was a record US$5.5 billion.

Particularly pleasing is the fact that every one of our seven businesses, or Customer Sector Groups (or CSGs) as we call them, increased their Earnings Before Interest and Tax (EBIT) in the 2004 financial year, compared with the previous year. I would also like to point out that each CSG had higher earnings in the second half of FY04 than in the first half of FY04.

While product price was an important driver for our performance, price alone does not explain these record results. The consistent execution of our strategy has positioned us to benefit in times like these. In simple terms, success happens when opportunity meets preparation. Great prices don't do us any good if we don't have the production.

I would like to talk about our performance in the context of our strategy.

Now we are a very complicated company. We produce products that range from diamonds to petroleum, aluminium to iron ore, in more than 20 countries on six continents and sell these products all over the world. We could make the strategy as complicated as you like, but at the highest level we can also make it quite simple.

The foundation for our company, for any company, is its people. It takes outstanding people to create a great company. Over time, people identify resource deposits and develop and manage these assets. It's people who turn resource in the ground into world class operating and financial assets.

Attracting and retaining the best people is an increasing challenge, not just for us but also for the entire industry. We've committed ourselves to several programs designed to ensure we can compete effectively for those employees, from graduates through to executives. We recognise that our success is highly dependent on attracting outstanding people to manage and run our businesses and organisation, particularly given the growth plans we have across the business.

The next level of the strategy is focussed on the outstanding assets, one of the cornerstones of our business. Running these assets well is our best and most efficient form of value creation.

Our ability to do this was demonstrated last year with eight of our commodities, spread across the CSGs, generating record production.

Aluminium production increased, as we expanded our smelters at Hillside and Mozal, in South Africa and Mozambique respectively.

Alumina production was also up, driven by increased efficiencies at our refineries, Worsley in Western Australia, Alumar in the north of Brazil and Paranam in Suriname.

We achieved record diamond production from our Ekati diamond mine in Canada last year, resulting from a combination of significantly increasing mill throughput together with the processing of particularly high-grade ore.

Our iron ore business in Western Australia had record production, as we continue to meet increasing global raw material demand from steel-makers. Just last month we signed a formal agreement for a joint venture and long-term sales contract with a group of four leading Chinese steel-makers.

It is worth mentioning here that since 2002, the company has expanded the capacity in our iron ore business from around 70 million tonnes per annum to 110 million tonnes a year by the end of 2004.

Continuing with our Carbon Steel Materials CSG, manganese ore production increased to five million tonnes as our Australian operations in particular were able to rapidly respond to demand growth in China. In fact, as a result, we were able to meet 75% of the overall increased manganese ore demand in China last year.

Another record was achieved in nickel production with solid performances at Cerro Matoso in Colombia and the Yabulu refinery in Queensland.

A record amount of silver was produced at Cannington in Queensland, resulting from a continuing debottlenecking program.

In our Petroleum CSG, natural gas production was a record, mainly as a result of increased demand from Bass Strait and the commissioning of the Zamzama development in Pakistan.

The next platform of our pyramid is creating efficiencies by sharing knowledge across our various assets around the world. With around 100 assets we have many instances of "best practice" performance. Through our Operating Excellence initiative and other cost savings opportunities we've achieved US$780 million of efficiency gains over the last three years.

There are many examples of our efficiency projects and processes and I invite you to visit our website if you would like to investigate this further. By institutionalising our methodology through the organisation we create a sustainable base from which to continue to find efficiencies to improve the overall performance of our businesses.

The next critical element to our strategy is the identification and execution of our growth projects.

Since July 2001 we have completed 17 projects, with a total budgeted cost of US$4.2 billion. We have delivered all projects to time and cost, or better, and have saved some US$300 million relative to the Board approved costs. This demonstrates the value of our commitment to a process that includes a consistent investment review methodology, including significant front-end loading prior to project approval.

They include the Zamzama natural gas facility in Pakistan and the Mozal and Hillside aluminium smelter expansions, plus expansions to our copper mines in South America;

  expansions of our Western Australia iron ore mines along with rail and port facilities;
  the Mt Arthur North thermal coal operations in New South Wales and an increase in our interest in the Cerrejon thermal coal operation in Colombia;
  other Petroleum projects such as Typhoon in the Gulf of Mexico and the Ohanet wet gas operations in Algeria; and
  an increased interest in the Ekati diamond mine in Canada.

Another way of looking at our growth is by comparing the output or volumes of our major commodities in the 2004 financial year to that in the year before the merger.

This growth is a result of maximising the performance of our existing assets and the successful execution of our growth projects over the last several years. It's also worth noting that this slide excludes growth in diamonds which has gone up by around 280 percent since the merger.

We have also seen a steady growth in profit margins and Return on Capital. In FY04 the EBIT margin was almost 30% and Return on Capital was over 21%. This comes from a number of factors, including maximising the performance of our existing assets, achieving economies of scale across the organisation, applying our Operating Excellence program in each of the businesses, the delivery of our substantial project pipeline on time and on budget, our customer-centric marketing approach and the recent improvement in commodity prices.

I move now to growth in EBIT since the merger, broken down into half-year results.

The main point to note here is that in three years we have more than doubled our half-year EBIT from just under US$1.6 billion in the six months to December 2001 to US$3.3 billion in the six-month period to June 2004.

You may mistakenly think that oil prices have driven this performance. Not so; despite the increased oil price, earnings from the Petroleum CSG were up only 37% over this period, most of the increase coming from the other CSGs.

While our progress over the last three years has been very good, the next question is 'where to from here?' The simple answer is, more of the same. We must continue to do the things that got us here: identify great people; get the most from our installed asset base; identify efficiency opportunities; and deliver our projects. To that end, let me show you our current project pipeline.

Now, many of you will have seen our deep inventory of growth projects presented visually before: it represents our current suite of projects under development and those in the feasibility stage.

There are 24 projects here representing approximately US$8.6 billion in growth expenditure over the next three-and-a-half years.

This year the Board approved the innovative Escondida Sulphide Leach project in Chile, the Ravensthorpe project and Yabulu expansions in the nickel business, the series of projects to increase alumina production at Worsley in Western Australia and the Panda Underground project at the Ekati diamond mine in Canada.

In the 2004 financial year, we added seven new projects to this pipeline, including Alumar, which is an expansion of the alumina refinery in Brazil and a project to expand our iron ore production to 145 million tonnes per annum.

This pipeline will continue to develop as projects progress to execution and to the feasibility stage.

In FY05 we expect capital expenditure to be around US$4 billion, including US$2.4 billion on growth project development and US$450 million on exploration. This is more than we've spent in any annual period in our history.

Having run through with you our overall strategic focus and our success during the 2004 financial year, I would like to briefly mention some of the external factors affecting our industry.

The growth of China has been discussed and analysed at length by many commentators and is certainly an important factor affecting our business. This slide shows our sales growth in China over the last couple of years including the breakdown by commodity. This range of commodity sales gives us broad visibility on industrial activity in China.

We believe the demand for commodities in China is sustainable over the long-term.

It is reasonable to assume the economic development of China will follow that of other developed economies to some degree, with the additional factor of a huge number of consumers.

Having said that, China, as with any economy, will have bumps and bruises along the way. It is critical that a company like ours maintains a low-cost operating position and a strong capital structure to ensure we are able to benefit even during inevitable periods of softness.

We also need to watch the potential development of economies such as
India and Brazil, where there are large population bases capable of having a significant impact on the supply/demand equation for commodities.

The developed economies in the world also have an important impact on our business. While growth picked up over the last year, the current period of lower growth and higher energy prices has caused concern, particularly among the financial pundits. Having said that, our business continues to show positive fundamentals characterised by solid demand and certain supply challenges.

While we cannot accurately predict the exact shape these economies will take or the pace of their development, my job, and that of the senior management at BHP Billiton, is to ensure that the company creates options to take advantage of and deliver value from whatever opportunities arise.

One of the more significant long-term challenges we face is the proliferation of questionable projects by others that simply will not be an economic success through the business cycle. Given the solid product demand, we believe an important role we play is to develop world class resource opportunities to meet customer demand at reasonable prices.

Whatever the climate, I believe that our achievements to date demonstrate our ability to create value through a variety of economic environments.

Finally, I would like to thank all BHP Billiton's employees for your efforts over the year. We can be proud of many of our achievements. These record results would not be possible without your efforts.

Having said that, we mustn't be complacent. There is much to be done and many opportunities for BHP Billiton. With our Charter, the Guide to Business Conduct and our Health, Safety, Environment and Community standards as the fundamental principles behind our performance, we will continue to strive to maximise the long-term returns to our shareholders.

Thank you.

DON ARGUS, CHAIRMAN, BHP BILLITON

This year we invited shareholders to send in questions ahead of the meeting to give us some guidance on the issues you would like to see covered.

We thought this was particularly important for those shareholders who were unable to attend the meeting but did have questions they wanted answered.

The response from shareholders was overwhelming. I want to thank those of you who took the trouble to respond.

The questions covered a wide spectrum and what I would like to do now is address the issues raised in the most frequently asked questions.

These are: safety; the environment; diversity, especially on our Board; our approach to dividends; how directors are selected; and executive pay.

Naturally, shareholders attending the meeting here today will be able to ask questions as usual, a little later.

Shareholders have raised the issue of safety. I hope I've made clear the Board's absolute determination and commitment to Zero Harm.

Safety was also raised in conjunction with queries about the future of Boodarie Iron, our hot briquetted iron plant at Port Hedland in Western Australia.

Many of you will be aware that we suspended operations at Boodarie Iron following an explosion in May, which caused the death of one of our employees and serious burns to three others.

We have received the independent preliminary report into the cause of the incident and have forwarded it to the State Mining Engineer.

As we are still working through the implications of that report, we are not yet in a position to decide on the future of Boodarie Iron. But I want to assure you that while we recognise the importance of the operation to the local community and, of course, its value to the company, particularly with the strong current global demand for iron ore, we will make our decision based on whether we believe the plant can be operated both safely and viably.

Shareholders also asked us questions on the environment. Our Health, Safety, Environment and Community Report for 2004 outlines what we have achieved and our challenges. If you are interested in how your company is meeting its environmental obligations, you might like to look at this report.

A number of environment related issues were raised in the questions, including our activities on Gag Island in West Papua. Many of you will remember that this was a topic raised at the last annual general meeting and it has been raised with us subsequently.

It's appropriate to comment on this again because of some recent changes to the Indonesian regulatory framework.

At last year's meeting, I said that the project was in "care and maintenance" and that we had suspended work. This followed the introduction of legislation in 1999 that restricted mining activity across significant areas of Indonesia.

Earlier this year, the Indonesian President issued a decree that reinstated the right to mine for 13 mining companies across Indonesia. BHP Billiton was one of those companies, all of which had pre-existing rights to mine.

The logical question that shareholders might ask as a result of that Presidential decree is what our intentions are at Gag Island.

In summary, let me make five points on Gag Island:

  We are still considering our options and at this stage we have not made a decision regarding the future of the project;
  We have no budget allocation this year to conduct any mining activity;
  The project is not on our Project Pipeline;
  Before any mining could take place, and this is important, we would need to conduct a feasibility study and associated environmental and social impact assessments; and
  I want to make very clear that we will not mine in World Heritage areas and nor will we utilise deep sea tailing placement to dispose of tailings.

Shareholders can be assured that in considering any projects, we put our Charter values first, along with our commitment to adopt best practice.

Shareholders asked why there were no women on the Board. The issue of diversity on the Board is a real issue for us, and your directors are all conscious that our Board membership at the moment does not truly reflect the diverse nature of the world in which we live and work.

Diversity, in all its forms, is a critical business issue. Without good people our company cannot continue to grow and prosper.

We have to attract and retain people of all races, creeds, cultures and ages, with a variety of experiences and achievements, as well as making sure the company is reflective of the more than 20 countries where we operate.

The facts, however, speak for themselves; we have not yet got this right and we do face challenges, particularly because of the nature, requirements and history of our industry.

We will continue to strive to make our entire workforce, including our Board and senior management, a true reflection of the world in which we operate.

Shareholders raised the subject of our dividend policy.

I've mentioned our progressive dividend policy already, as well as our intention to return value to shareholders through the capital management program. You've also seen the growth in shareholder returns over the years.

On top of that, Chip has discussed our strategy of creating value by reinvesting our significant cash flow in projects on our growth pipeline. That will continue to provide growth in the future. The proceeds from these projects will ensure we continue to provide healthy returns to shareholders.

Shareholders also asked why we don't reintroduce a dividend reinvestment plan.

I understand how attractive DRPs are to some shareholders. However, dividend reinvestment plans are not an efficient way for the company to raise capital and ultimately assist shareholders.

In the future we may, in some circumstances, look to raise capital through a DRP but we don't need additional capital at the moment. In fact, as you know, we are giving capital back by doing a share buy-back.

Another pertinent question raised was how shareholders can know whether the people who sit on the board are the right people for the job.

Shareholders elect directors. This is one of your most important governance responsibilities.

A consequence of that responsibility is that shareholders depend on the board to give them the information they need to form a view about the merits or otherwise of the candidates and, for that matter, of the business generally.

At BHP Billiton we believe that providing detailed information about those candidates whom the Board proposes for re-election is a necessary part of its responsibility.

Without that information shareholders cannot be expected to make appropriate decisions. This is why we have a rigorous process to evaluate candidates and why we report on that process in the Annual Report and the Notice of Meeting.

We do not believe for example that a director can put him or herself forward for re-election unless they have first been through a performance assessment. Second, the outcome of that assessment must be considered by the other members of the Board and reported to shareholders.

I am conscious that some shareholder groups, both here and in the UK, try to give shareholder guidance on whether candidates should be re-elected.

The Australian Shareholders' Association, for example, gives guidance by focussing on whether, in its view, a director has the time available to do the job. The determination is made on the basis of the number of boards on which the director sits.

While having the necessary time available is important, focussing on this issue alone is dangerous because it fails to address the capability of the individual in question.

Capability is not something that can be measured by the application of arbitrary rules. We all know people who would struggle with one board, just as we know people who have the capacity to tackle a whole range of projects, boards or others.

Another example is the view, more prevalent in the United Kingdom than in Australia, that once a person has served on a board for more than nine years, they cease to be independent. This suffers from the same defect as the approach to numbers of boards on which a director sits; it misses the key question; is the person capable of doing the job?

So how do shareholders get to the bottom of the capability issue? My suggestion is that they demand their companies answer these questions:

  Does the board critically review the performance of directors?
  Does the board critically examine issues that go to the independence of directors?
  What processes has the board put in place to report and act on the outcomes of the performance assessment?
  Does the board report those processes and the outcomes to
  shareholders?
  Does the board explain whether a candidate for re-election is endorsed, or not, and give the reasons why?

While these questions don't have the attraction of being able to be answered by a "tick in a box" they are the only ones that will get to the right issue and ensure that shareholders have the best information available on the people who populate their boards.

Executive pay remains a concern to shareholders and the community. I understand that concern and I want to take some time now to explain how BHP Billiton goes about setting its senior executive remuneration.

The corporate governance reforms in the last couple of years have done much to bring more focus on remuneration. I believe this is a good thing.

But how do you, as shareholders, form a view about whether pay packages for senior executives are appropriate or not?

For too many years, companies have not provided information about how pay arrangements are structured and what boards are trying to achieve from their senior executives through the remuneration structure. Without adequate information on which to evaluate remuneration arrangements, it is little wonder shareholders and the community have voiced concerns.

I hope the new requirement in Australia to publish a remuneration report, something BHP Billiton has been doing since the merger, will assist in filling what has been a vacuum in this key area of reporting.

Again, the questions that I think shareholders should ask are:

  Is the total pay made up of fixed and at-risk components?

  What is the division between the fixed and at-risk component?

  How is the fixed amount set?

  What performance conditions attach to the at-risk component?

  Are the performance conditions robust and are they structured to create long-term value?

  How has the company performed against the performance conditions? and

  What arrangements are in place to minimise the amount that is paid when a contract comes to an end?

To illustrate how we set remuneration packages, let me demonstrate our approach by using Chip Goodyear's package as an example.

In 2004 Chip earned a total of $3,909,225. This was divided between fixed and at-risk remuneration.

To most of us this seems like a great deal of money. A number of shareholders asked why it was necessary for a board to pay so much money to a chief executive.

But here is the challenge for us as your Board. BHP Billiton is a big, complex business. It is the world leader in its sector. Decisions made today are unlikely to reveal results for many years, in some cases decades. This means that the decision-makers, led by the CEO, must grapple with a constantly changing landscape of economic, political, social and geographic issues. Frankly, the pool of people capable of managing this level of complexity is very small and that pool is the same pool every other global company is looking to for its leadership.

If we do not ensure our pay rates are competitive, you could rightly accuse us of placing the future of your company in jeopardy.

This is why I say we need to go behind the bald numbers and look at the structure of remuneration by asking those questions.

The first question I posed as relevant was whether the pay was made up of fixed and at-risk components. I say this is important because the executive needs to have some skin in the game. That means that his pay goes up as performance goes up and, of course, down when the company is not performing.

The US$3.9 million I referred to earlier is broken into fixed and at-risk components. 47 per cent was fixed and 53 per cent was at-risk. This means that over half of this amount was only paid because the company performed.

The fixed part is the part that gets paid anyway. As shareholders you need to be confident that this is the right amount of money. Too low and you won't attract the necessary talent. Too high and you don't drive performance.

At BHP Billiton we set that amount by reference to two things:

First, the scope of the role. As I said earlier this business is unlike many others; decisions can often involve investments of more than a billion dollars and may not have a pay-back for shareholders for ten or more years. If they are properly planned and developed, these big, long-life projects can create value for shareholders for 30 or 40 years.

Second, the market in which we operate. I also said earlier that the pool for talented people is small. What our competitors are paying is what we have to pay to attract and retain the best people.

Some people have said to me that most CEOs would go to work for nothing. I'm prepared to accept that, although I haven't yet met one. But that is not really the issue; our concern as your Board is not just the CEO, but who we have in the organisation to succeed him or her. I can assure you that bringing talented people in, and keeping them, depends on being able to pay a competitive rate.

The key point is this: to be successful, a resource company has to have great assets. But that is only part of the equation. As we all have seen, great assets mean nothing unless you have great management to make sure those assets are developed in a way that delivers profitable long-term returns for shareholders.

As a board, our responsibility to shareholders is to make sure that we have the best management.

Once the fixed pay is set, the Board needs to decide how the executives will earn the at-risk piece. This piece is determined by their performance against pre-determined performance conditions. This is a vital question because it goes to the heart of where you want to drive the behaviour of the executive team. In our case, the imperative is to align the interests of employees with those of shareholders. In broad terms, that means that if employees receive at-risk remuneration, you as shareholders see the benefit in your hands, either because of the returns that flow through dividends or by an increase in the share price.

In 2004, 75 per cent of Chip's at-risk remuneration was based on the performance of the Group and 25 per cent on his own performance around some key goals. These included his development of people and succession planning.

Shareholders must be given the necessary information to understand what the performance conditions are, if they are to satisfy themselves that they are sufficiently robust and that they are designed to create long-term value.

In 2004 the performance of the Group was measured by:

  Our performance on health, safety, environment and the community;
  Shareholder value added;
  Net present value added;
  The return on capital employed;
  Earnings per share; and
  Cost savings.

The Board signs off on these performance conditions at the beginning of each year and oversees the process by which performance is measured. Each year in the Annual Report, the measures for the previous year are reported, as is the performance against those measures.

Later in the meeting I will talk about the new long-term incentive plan and, specifically, the performance conditions that will attach to that plan if shareholders approve it.

Finally, the Board must ensure that unjustified payments are not made when a contract comes to an end.

In Chip's case, we outlined his entitlements at the end of his contract when we announced the contract details. Chip's contract can be terminated by giving 12 months' notice or by making a payment in lieu of notice equal to 12 months' base salary, which as you know is $1.2 million, plus the amount paid in lieu of a contribution to a superannuation fund, which is $600,000 a year.

If a mutual decision were made for Chip to depart, then Chip would also be entitled to retain rights to some of the shares issued under the Group Incentive Scheme.

The Chairman then conducted the formal items of business.

-Ends-

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

_______________________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 22 October 2004